EXHIBIT 16.1




August 26, 2004



Securities and Exchange Commission
Washington, DC  20549


Ladies and Gentlemen:

We were previously principal accountants for Rentrak Corporation and, under the date of July 9, 2004, we reported on the consolidated financial statements of Rentrak Corporation as of and for the years ended March 31, 2004 and 2003. On August 23, 2004, we resigned. We have read Rentrak Corporation's statements included under Item 4.01 of its Form 8-K dated August 23, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with Rentrak Corporation's statement in paragraph number 1, that Rentrak Corporation is in the process of selecting a new independent registered public accounting firm for the fiscal year ending March 31, 2005.

Very truly yours,


/s/ KPMG LLP